MR

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response.... | 12.00 |

[redacted]

14045867

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC
Mail Processing
Section

| SEC FILE NUMBER |
|---|
| ~~8-48389~~ |

FEB 24 2014 8-44039

Washington DC
404

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (Date) AND ENDING December 31, 2013 (Date)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: East Shore Partners, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Motor Parkway Suite 202
(No. and Street)

Hauppauge (City) NY (State) 11788 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold Garrecht 631-622-3100
(Area Code - Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue Suite 200 (Address) East Hanover (City) New Jersey (State) 07936 (Zip Code)

**CHECK ONE**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/1/14

# OATH OR AFFIRMATION

I, Harold Garrecht, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of East Shore Partners, Inc. as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Harold J Garrecht
Signature

President
Title

February 7th, 2014
Melissa Musumeci
Notary Public

Melissa Musumeci
No # 01MU6172340
Notary Public, State of New York
Qualified in Suffolk County
My commission expires Aug. 6th 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

## EAST SHORE PARTNERS, INC.

### TABLE OF CONTENTS

FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

# INDEPENDENT AUDITORS' REPORT

To the Stockholders
of East Shore Partners, Inc.

We have audited the accompanying financial statements of East Shore Partners, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

## Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of East Shore Partners, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

## Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records, used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Friedman LLP

February 11, 2014

## EAST SHORE PARTNERS, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2013

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 442,291 |
| Deposit with clearing organization | | 100,307 |
| Receivable from clearing organization | | 125,964 |
| Property and equipment - at cost, net | | 8,890 |
| Prepaid expenses and other assets | | 59,418 |
| | $ | 736,870 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 82,592 |
| Payable to clearing organization | | 2,539 |
| Commissions payable | | 9,905 |
| | | 95,036 |
| Commitments | | |
| **Stockholders' equity** | | |
| Common stock - $0.001 par value; 1,000 shares authorized, 100 shares issued, 70 shares outstanding | | 1 |
| Additional paid-in capital | | 149,999 |
| Retained earnings | | 561,368 |
| Treasury stock, 30 shares of common stock in treasury, at cost | | (69,534) |
| | | 641,834 |
| | $ | 736,870 |

See notes to financial statements.

**EAST SHORE PARTNERS, INC.**

**STATEMENT OF INCOME**

**YEAR ENDED DECEMBER 31, 2013**

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 2,015,818 |
| Research/brokerage services | 771,227 |
| Interest and dividend income | 333 |
| | 2,787,378 |
| **Expenses** | |
| Employee compensation and benefits | 1,851,011 |
| Communications and data processing | 307,032 |
| Floor brokerage, exchange and clearance fees | 176,524 |
| Professional fees | 40,720 |
| Occupancy | 109,821 |
| Other expenses | 246,762 |
| | 2,731,870 |
| **Net income** | $ 55,508 |

See notes to financial statements.

EAST SHORE PARTNERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2013

| | Capital Stock at Par | Additional Paid-in Capital | Retained Earnings | Treasury Stock | Total Stockholders' Equity |
|---|---|---|---|---|---|
| Balance at January 1, 2013 | $ 1 | $ 149,999 | $ 565,860 | $(69,534) | $ 646,326 |
| Distributions to stockholders | | | (60,000) | | (60,000) |
| Net income | - | - | 55,508 | - | 55,508 |
| Balance at December 31, 2013 | $ 1 | $ 149,999 | $ 561,368 | $(69,534) | $ 641,834 |

See notes to financial statements.

## EAST SHORE PARTNERS, INC.

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2013

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ | 55,508 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Depreciation | | 2,910 |
| Changes in assets and liabilities | | |
| Receivable from clearing organization | | 140,996 |
| Prepaid expenses and other assets | | (19,180) |
| Accounts payable and accrued expenses | | (6,605) |
| Payable to clearing organization | | (637) |
| Commissions payable | | 2,406 |
| Net cash provided by operating activities | | 175,398 |
| **Cash flows from investing activities** | | |
| Acquisition of computer equipment | | (5,610) |
| **Cash flows from financing activities** | | |
| Distributions to stockholders | | (60,000) |
| **Net increase in cash and cash equivalents** | | 109,788 |
| **Cash and cash equivalents, beginning of year** | | 332,503 |
| **Cash and cash equivalents, end of year** | $ | 442,291 |

See notes to financial statements.

EAST SHORE PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

## 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Description of Business**
East Shore Partners, Inc. (the "Company"), is incorporated in the state of Delaware for the purpose of doing business as a broker-dealer in securities and to provide investment research services on a consulting basis. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

All transactions for the Company's customers are cleared through a clearing broker-dealer on a fully disclosed basis.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

**Concentration of Credit Risk for Cash**
The Company's cash balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

**Cash and Cash Equivalents**
The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

**Depreciation**
Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets.

**Revenue Recognition**
Commissions are recorded on a trade date basis as security transactions occur. Revenue for research services are recorded ratably over the term of the consulting agreement.

**Income Taxes**
The Company has elected to be an "S" Corporation whereby it is not a taxpaying entity for Federal and state income tax purposes and, accordingly, no provision has been made for such income taxes. The stockholders' allocable share of the Company's income or loss is reportable on their income tax returns.

Federal, state and local income tax returns for years prior to 2009 are no longer subject to examination by tax authorities.

## EAST SHORE PARTNERS, INC.

## NOTES TO FINANCIAL STATEMENTS

### 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Subsequent Events**
These financial statements were approved by management and available for issuance on February 11, 2014. Management has evaluated subsequent events through this date.

### 2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

| | |
|---|---|
| Furniture | $52,259 |
| Computer Equipment | 44,669 |
| | 96,928 |
| Less - Accumulated depreciation | 88,038 |
| | $8,890 |

### 3 - AGREEMENT WITH CLEARING BROKER

During April 2011 the Company entered into a five year agreement with a new clearing broker, which acquired the correspondent broker-dealer clearing business of the Company's former clearing broker. Under this agreement, the Company is required to maintain a deposit of $100,000 in either cash, securities issued or guaranteed by the United States government or a combination of both.

In the normal course of business, the Company indemnifies and guarantees this clearing broker, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

## 4 - STOCK PURCHASE AGREEMENT

The stockholders of the Company have established a stockholder's agreement which provides for the following:

a) Purchase of stock upon death.
b) Right of first refusal.
c) Put and call options as defined in the agreement.

These rights are exercisable by either the Company or the remaining stockholders at the stockholder's option based upon the Company's net asset value.

## 5 - PROFIT SHARING PLAN

The Company has a profit sharing plan along with a defined contribution pension plan which qualifies under section 401(k) of the Internal Revenue Code. All full-time employees who meet certain age and length of service requirements are eligible to participate. Annual contributions to the Plan are to be made at the discretion of the Board of Directors. For the year ended December 31, 2013, there were no contributions made to the plan.

## 6 - COMMITMENTS

The Company is obligated under a non-cancellable operating lease for its office space which expires in April 2017. The lease includes escalation clauses, therefore amounts have been recorded on a straight-line basis with deferred rent totaling approximately $38,000 which has been included in accounts payable and accrued expenses. In addition to base rent on its office facilities, the Company is required to pay its proportionate share of real estate taxes and utilities. Approximate future aggregate minimum rentals are as follows:

| Year ending December 31, | |
|---|---|
| 2014 | $ 101,000 |
| 2015 | 104,000 |
| 2016 | 108,000 |
| 2017 | 37,000 |
| | $ 350,000 |

## 6 - COMMITMENTS (Continued)

Rent expense for the year ended December 31, 2013 was approximately $93,500.

## 7 - RELATED PARTY TRANSACTIONS

Commissions payable include amounts payable to stockholders/officers. As of December 31, 2013, amounts owed to stockholders/officers totaled approximately $7,000. For the year ended December 31, 2013, commissions earned by stockholders/officers totaled approximately $856,000 and are included in employee compensation and benefits in the statement of income.

## 8 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $573,219, which was $548,219 in excess of its required net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was 0.17 to 1.

## 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the security underlying the contract at a loss.

## SUPPLEMENTARY INFORMATION

## Pursuant to Rule 17a-5 (g) (1) of the Securities Exchange Act of 1934

## As of December 31, 2013

## EAST SHORE PARTNERS, INC.

## SCHEDULE I

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2013

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Total stockholders' equity | $ | 641,834 |
| Deductions and/or charges | | |
| Non-allowable assets | | |
| Property and equipment, net | | 8,890 |
| Prepaid expenses and other assets | | 59,418 |
| | | 573,526 |
| Other deductions and/or charges | | |
| Excess cash in clearing deposit account | | 307 |
| **Net capital** | $ | 573,219 |
| **Computation of aggregate indebtedness** | | |
| Accounts payable, accrued expenses and other liabilities includable in in aggregate indebtedness | $ | 95,036 |
| **Computation of basic net capital requirement** | | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | $ | 6,736 |
| Minimum dollar requirement | | 25,000 |
| Net capital requirement (greater of minimum net capital or dollar requirement) | $ | 25,000 |
| **Excess net capital** | $ | 548,219 |
| **Excess net capital at 1,000 percent** | $ | 563,715 |
| **Ratio - Aggregate indebtedness to net capital** | | 0.17 to 1 |

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2013.

**EAST SHORE PARTNERS, INC.**

**SCHEDULE II**

**STATEMENT REGARDING SEC RULE 15c3-3**

**DECEMBER 31, 2013**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g) (1) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholders
of East Shore Partners, Inc.

In planning and performing our audit of the financial statements of East Shore Partners, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
February 11, 2014

**EAST SHORE PARTNERS, INC.**

**SECURITIES INVESTOR PROTECTION CORPORATION FORM SIPC-7**

**SEC FILE NO. 8-44039**

**YEAR ENDED DECEMBER 31, 2013**

FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

# EAST SHORE PARTNERS, INC.

## SECURITIES INVESTOR PROTECTION CORPORATION FORM SIPC-7

## SEC FILE NO. 8-44039

## YEAR ENDED DECEMBER 31, 2013

FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
of East Shore Partners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by East Shore Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating East Shore Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). East Shore Partners, Inc.'s management is responsible for East Shore Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

February 11, 2014

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

## EAST SHORE PARTNERS, INC.

## SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

## YEAR ENDED DECEMBER 31, 2013

| Period Covered | Date Paid | Amount |
|---|---|---|
| General assessment reconciliation for the year ended December 31, 2013 | | $ 6,592 |
| Payment schedule: | | |
| SIPC-6 | 07/26/13 | 3,404 |
| SIPC-7 | 02/11/14 | 3,188 |
| Balance due | | $ - |

See independent accountants' report on applying agreed-upon procedures related to an entity's SIPC assessment reconciliation.